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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-5920

(Check one)    [X]  Form 10-K and Form 10-KSB        Form 11-K

 Form 20-F          Form 10-Q and Form 10-QSB        Form N-SAR

For period ended 5/31/04

 Transition Report on Form 10-K and Form 10-KSB

 Transition Report on Form 20-F

 Transition Report on Form 11-K

 Transition Report on Form 10-Q and Form 10-QSB

 Transition Report on Form N-SAR

For the transition period ended

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


PART I
REGISTRANT INFORMATION

Full name of registrant       Lancer Orthodontics, Inc.

Former name if applicable

Address of principal executive office (Street and number)

                              253 Pawnee Street

City, state and zip code      San Marcos CA 92069


PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form X could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on X Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

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PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is currently gathering and analyzing certain accounting information to complete its financial statements and its annual report on Form 10-KSB.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Valoree Weatherly                        760/744-5585
          (Name)                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).     X  Yes         No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                              X  Yes         No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects to report in its Form 10-KSB a net income applicable to common stock of approximately $28,951 for the year ended May 31, 2004, as compared to the net income of $71,175 for the year ended May 31, 2003. Registrant expects to report an approximate $136,111 increase in revenues to approximately $6,024,009 for the year ended May 31, 2004 from $5,887,898 for the year ended May 31, 2003 due primarily to an increase in international sales. Selling expenses increased approximately $189,1999 for the year ended May 31, 2004, as compared to selling expenses of $1,190,174 for the year Ended May 31, 2003.

                            Lancer Orthodontics, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 30, 2004                        By  /s/  Allen Barbieri, CEO